PE 2-28-02

02017175

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

PROCESSED MAR 08 2002 THOMSON FINANCIAL

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Third Report
for the month of February 2002

SEC MAIL RECEIVED PROCESSING MAR 04 2002 316 WASH., D.C. SECTION

ELBIT SYSTEMS LTD.

(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

(Pg 1 of 10
Exhibit index on pg 4)

783548_1

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the registrant's press release dated February 19, 2002, announcing that the registrant has been awarded a contract by the Israeli Ministry of Defense, which will be performed by Cyclone, a subsidiary of the registrant, for the supply and operation of a new light trainer aircraft for the Israeli Air Force.

Attached hereto as Exhibit 2 and incorporated by reference herein is a copy of the registrant's press release dated February 25, 2002, announcing that Elop Electro Optics Industries Ltd., a wholly-owned subsidiary of the registrant, was awarded a contract for the supply of Laser Obstacle Ranging & Display System for the Israeli Air Force.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: ______________________
Arie Tal
Corporate Secretary

Dated: February 28, 2002

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1.	Registrant's press release dated February 19, 2002	6
2.	Registrant's press release dated February 25, 2002	9

5

EXHIBIT 1

758683-1

ELBIT SYSTEMS WINS CONTRACT TO SUPPLY AND OPERATE TRAINER AIRCRAFT FOR ISRAEL AIR FORCE

Operation and maintenance will be performed by Cyclone, a subsidiary of Elbit Systems

Haifa, Israel, February 19, 2002- Elbit Systems Ltd. (NASDAQ NM: ESLT) announced today that it has been awarded a contract from the Israeli Ministry of Defense (IMOD) for the supply and operation of the new light trainer aircraft for the Israel Air Force (IAF). The new trainers will replace current Piper aircraft and will be used for screening in initial phases of pilot training, currently performed by Piper and Zukit aircraft.

The contract for operation of the aircraft is for ten years and will be performed by Cyclone a subsidiary of Elbit Systems.

The IMOD tender for the light trainers was based on a new operational concept known as PFI – Private Finance Initiative. Adopted for the first time in the IAF, this concept is already implemented in several defense forces worldwide.

According to the terms of the PFI concept, the winning contractor will purchase, own, maintain and operate the aircraft, and make them available to the IAF. The IAF will pay the contractor according to flight hours.

The PFI concept enables optimal use of the Air Force training budget, and results in manpower savings by transferring responsibility for the maintenance and operation of the aircraft to a contractor who specializes in this field. The contractor employs a team of experienced professionals who perform the aircraft maintenance according to modern commercial practices.

Elbit Systems' proposal was based on the GROB 120 A trainer aircraft, manufactured by Grob, a German aircraft manufacturer located near Munich. Grob has been manufacturing aircraft for 30 years, and has delivered over 3500 aircraft. The company has several aircraft types currently in production, including the GROB 120 A, a modern aircraft constructed from composite materials using advanced manufacturing technologies.

Cyclone, a subsidiary of Elbit Systems, will be responsible for the maintenance and operation of the aircraft at an IAF base. A technical team will be assigned to perform these tasks for the contract duration, in compliance with Israeli Civil Aviation Authority regulations.

About Elbit Systems Ltd.

Elbit Systems Ltd. is engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications (C^3) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Elbit Systems web site at www.elbit.co.il

Contact:
Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd.
Tel: 972-4-831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
Tel: 212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

8

EXHIBIT 2

758683-1

Elbit Systems Ltd

COMPANY NEWS

ELBIT SYSTEMS' SUBSIDIARY, EL-OP, WINS CONTRACT TO SUPPLY LASER OBSTACLE DETECTION AND WARNING SYSTEMS FOR ISRAEL AIR FORCE HELICOPTERS

Haifa, Israel, February 25, 2002 – Elbit Systems Ltd. (the "Company") (NasdaqNM: ESLT), the international defense electronics company, announced today that Elop Electro-Optics Industries Ltd (El-Op), its wholly owned subsidiary, recently won its first contract for the supply of Laser Obstacle Ranging & Display System (LORD) for the Israel Air Force helicopters.

LORD is a unique Laser Radar (LADAR) capable of detecting obstacles, such as electrical wires and antennas, and providing real-time alerts to pilots when flying at low altitude and adverse weather conditions. LORD offers both video and audio warnings, providing information about the obstacle's shape and precise location.

LORD's laser radar operation is based on fast scanning of the field of view in front of the helicopter, carried out by an EyeSafe narrow laser beam, which creates an image of the area in front of the helicopter. This laser beam scanning detects obstacles, which in many cases cannot be detected by the pilot's eye.

LORD introduces significant safety enhancement for various types of day and night flights, and can be installed on all types of military and civilian helicopters. The lightweight system scans a 30-degree (horizontal and vertical) Field of View, enabling obstacles to be detected from a distance of 700 meters, even in the most adverse weather conditions.

Elbit Systems' President and Chief Executive Officer Joseph Ackerman commented, "LORD is based on a unique technology developed with the accumulated know-how, expertise and experience that El-Op has gained in the area of lasers and signal processing. The acquisition of LORD by the Israel Air Force is another step in establishing our position as a leader in laser technology."

About Elop Electro-Optics Industries Ltd

El-Op, a subsidiary of Elbit Systems, develops, manufactures, assembles and tests electro-optic systems and products for a wide range of applications. In addition to lasers, El-Op's main business areas include: remote sensing - space systems, airborne reconnaissance, observation and surveillance systems; armored fighting vehicles upgrades and systems; thermal imaging; displays; and electro-optics counter-measures. Thousands of advanced laser designators and rangefinders for airborne, ground and naval applications have been supplied since El-Op initiated its laser activities in the early 70s. The company's laser rangefinders are incorporated in tank fire control systems and anti/aircraft systems. Its laser designators for

rotary and fixed wing aircraft are installed on board a variety of airborne platforms, such as: Apache, Comanche, Kiowa Warrior and Cobra helicopters, in addition to payloads for fixed wing aircraft: F/A-18 NITE Hawk Pod and Litening Pod.

About Elbit Systems Ltd.

Elbit Systems Ltd. is engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications (C^3) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il

Contact:

Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4-831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.